FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 17, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Repurchases Series 03 Ruble Bond

December 17, 2015

Moscow, Russian Federation — Mobile TeleSystems PJSC (“MTS” or “the Company” — NYSE: MBT; MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, announces the repurchase of the series 03 ruble-denominated bond (“the bond”) in the amount of approximately RUB 135.2 mln

The RUB 10 billion series 03 ruble-denominated bond with maturity on June 12, 2018, and a two-year put option was issued on June 24, 2008. The coupon was to be paid semi-annually at the rate of 8.70% for the 1st-4th coupons and at the rate of 8.00% for 5th-10th coupons. On June 05, 2013, the Company changed the coupon rate for the 11th coupon to 7.00% with a six-month put option. On December 09, 2013, the Company changed the coupon rate for the 12th and 13th coupons from 7.00% to 7.50% with a one-year put option. On December 05, 2014, MTS changed the coupon rate for the 14th and 15th coupons from 7.50% to 12.00% with a one-year put option. On December 9, 2015, MTS set a new 10.00% coupon rate for the coupon payments to be made on the series 03 ruble-denominated bond until maturity.

Gazprombank, the Lead Arranger of the Bond, acted as the Repurchase Agent.

The bond is included in the 1st level quotation list on the Moscow Exchange.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high-quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F.

These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: December 17, 2015